Exhibit 99.1

Toro Corp. Reports Net Income of $35.1 Million for the Three Months
Ended September 30, 2023 and $112.4 Million for the Nine Months Ended
September 30, 2023

Limassol, Cyprus, November 9, 2023 – Toro Corp. (NASDAQ: TORO), (“Toro”, or the “Company”), an international energy transportation services company, today announced its results for the three months and the nine months ended September 30, 2023.

Highlights of the Third Quarter Ended September 30, 2023:

■	Total vessel revenues: $10.5 million, as compared to $31.3 million for the three months ended September 30, 2022, or a 66.5% decrease;
■	Net income: $35.1 million, as compared to $18.2 million for the three months ended September 30, 2022, or a 92.9% increase;
■	Earnings (basic) per common share: $1.89 per share, as compared to $1.92 per share for the three months ended September 30, 2022;
■	EBITDA(1): $35.4 million, as compared to $20.6 million for the three months ended September 30, 2022;
■	Cash and restricted cash of $103.5 million as of September 30, 2023, as compared to $42.5 million as of December 31, 2022;
■
Delivery of the M/T Wonder Musica to its new owners on July 6, 2023, after entering into an agreement to sell the vessel on June 15, 2023 for $28.0 million, resulting in a net capital gain of $16.1 million;

■
Delivery of the M/T Wonder Avior to its new owners on July 17, 2023, after entering into an agreement to sell the vessel on April 28, 2023 for $30.1 million, resulting in a net capital gain of $17.6 million;

■	Acquisition of the LPG Dream Syrax on July 18, 2023, after entering into an agreement to purchase the vessel on April 26, 2023 for $17.0 million;
■	Acquisition of the LPG Dream Vermax on August 4, 2023, after entering into an agreement to purchase the vessel on April 26, 2023 for $17.0 million; and
■
On August 7, 2023, the Company purchased 50,000 5.00% Series D Cumulative Perpetual Convertible Preferred Shares (“Series D Preferred Shares”) of Castor Maritime Inc. (“Castor”) with a stated amount of $1,000 each for total consideration of $50.0 million in cash.

(1) EBITDA is not a recognized measures under United States generally accepted accounting principles (“U.S. GAAP”). Please refer to Appendix B for the definition and reconciliation of this measure to Net income, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Highlights of the Nine Months Ended September 30, 2023:

■	Total vessel revenues: $66.5 million, as compared to $73.9 million for the nine months ended September 30, 2022, or a 10.0% decrease;
■	Net income: $112.4 million, as compared to $24.8 million for the nine months ended September 30, 2022, or a 353.2% increase;
■	Earnings (basic) per common share: $6.78 per share, as compared to $2.63 per share for the nine months ended September 30, 2022;
■	EBITDA(1): $116.3 million, as compared to $31.7 million for the nine months ended September 30, 2022;
■
On April 17, 2023, the Company entered into a subscription agreement (the “Subscription Agreement”) with Pani Corp., a company controlled by our Chairman and Chief Executive Officer,  pursuant to which Toro issued and sold, and Pani Corp. purchased, 8,500,000 common shares for gross proceeds of $19,465,000; and

■	Our spin-off (the “Spin-Off”) by Castor was completed on March 7, 2023 and our shares commenced trading on the Nasdaq Capital Market on the same date.

(1) EBITDA is not a recognized measure under United States generally accepted accounting principles (“U.S. GAAP”). Please refer to Appendix B for the definition and reconciliation of this measure to Net income, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Management Commentary:

Mr. Petros Panagiotidis, Chief Executive Officer of the Company commented:

“The tanker market remained robust during the third quarter, as the supply/demand fundamentals of the crude and oil product markets remain solid. We continue to renew our fleet by selling older tonnage, taking advantage of the demand for secondhand tanker vessels.

In light of the robust balance sheet of Toro and with the aim of returning value to shareholders, the board of directors has authorized the repurchase of up to $5.0 million of our outstanding common shares up to March 31, 2024.

We will continue to seek opportunities to profitably grow our business.”

Earnings Commentary:

Third Quarter ended September 30, 2023, and 2022 Results

Total vessel revenues, net of charterer’s commissions, decreased to $10.5 million in the three months ended September 30, 2023, from $31.3 million in the same period in 2022. This decrease is mainly associated with the (i) reduction in the Available Days of Aframax/LR2 vessels in our fleet to 162 days in the three months ended September 30, 2023 from 566 days in the same period in 2022, due to the sale of four of our six Aframax/LR2 vessels and (ii) decrease of the Daily TCE Rate to $13,111 in the three months ended September 30, 2023 from $31,852 in the same period in 2022, mainly due to the change of the mix of our fleet following the addition of the LPG vessels which earn a lower Daily TCE Rate than Aframax/LR2 vessels due to their size. Daily TCE Rate is not a recognized measure under U.S. GAAP. Please refer to Appendix B for the definition and reconciliation of this measure to Total vessel revenues, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Voyage expenses for our fleet decreased by $5.5 million to $1.9 million in the three months ended September 30, 2023, from $7.4 million in the same period of 2022. This decrease in voyage expenses is mainly associated with the decrease in (i) the Ownership Days of the Aframax/LR2 vessels in our fleet due to the decrease of the average number of operating vessels to 7.7 vessels in the three months ended September 30, 2023, from 8.2 vessels in the same period of 2022 and (ii) expenses associated with our vessels’ commercial employment arrangements as during the three months ended September 30, 2023, the majority of our tanker vessels operated under pool agreements pursuant to which our pool operators bear bunker consumption costs and port expenses, resulting in a substantial decrease in such expenses as compared to the three months ended September 30, 2022, where our Aframax/LR2 segment operated predominantly under voyage charters under which we bore bunker consumption costs and port expenses.

The increase in Vessel operating expenses by $0.3 million to $5.4 million in the three months ended September 30, 2023, from $5.1 million in the same period in 2022, mainly reflects the increase in the daily vessel operating expenses of the vessels in our fleet to $7,589 in the three months ended September 30, 2023, from $6,797 in the same period in 2022, due to the additional expenses related to the engagement of new third party managers subcontracted to technically manage a number of our vessels, partly offset by the decrease in the Ownership Days of our fleet to 706 days in the three months ended September 30, 2023 from 750 days in the same period in 2022.

Depreciation expenses for our fleet decreased to $1.4 million in the three months ended September 30, 2023, from $1.6 million in the same period in 2022 as a result of the decrease in the Ownership Days of our fleet Dry-dock and special survey amortization charges amounted to $0.2 million for the three months ended September 30, 2023, compared to a charge of $0.3 million in the three months ended September 30, 2022. This variation in dry-dock amortization charges primarily resulted from (i) the sale of M/T Wonder Musica, which completed its scheduled dry-dock in the middle of 2022, on July 7, 2023 and (ii) the classification as held for sale of M/T Wonder Formosa and M/T Wonder Vega on September 1, 2023 and September 5, 2023, respectively, which completed their scheduled dry-docks during 2023, partly offset by the increase in dry-dock amortization days from 184 days in the three months ended September 30, 2022, to 193 dry-dock amortization days in the three months ended September 30, 2023.

General and administrative expenses in the three months ended September 30, 2023, amounted to $1.2 million, whereas, in the same period of 2022 general and administrative expenses totaled $0.7 million. This increase is mainly associated with (i) incurred legal and other corporate fees primarily related to the growth of our company and (ii) the flat management fee for the three months ended September 2023 amounting to $0.8 million. For the three months ended September 30, 2022, and for the period from January 1 through March 7, 2023 (completion of Spin-Off), General and administrative expenses reflect the expense allocations made to the Company by Castor based on the proportion of the number of Ownership Days of our fleet vessels to the total Ownership Days of Castor’s full fleet.

The increase in management fees by $0.1 million, to $0.8 million in the three months ended September 30, 2023, from $0.7 million in the same period of 2022, mainly reflects the (i) increased management fees following our entry into the Amended and Restated Master Management Agreement with effect from July 1, 2022, as adjusted for inflation with effect from July 1, 2023, and (ii) entry into new management agreements with Castor Ships S.A. for our four LPG carriers, which are effective from the date of the purchase agreements, on April 26, 2023.

Interest and finance costs, net amounted to $(1.4) million in the three months ended September 30, 2023, whereas, in the same period of 2022, interest and finance costs, net amounted to $0.2 million. This variation is mainly due to higher cash balances compared to the same period of 2022 and the increase in interest income for the three months ended September 30, 2023 on our available cash, which more than offset an increase in the weighted average interest rate charged on our long-term debt from 5.4% in the three months ended September 30, 2022 to 8.4% in the same period of 2023.

Recent Financial Developments Commentary:

Equity update

On October 16, 2023, we paid Castor a dividend on the Series A Fixed Rate Cumulative Perpetual Convertible Preferred Shares (the “Series A Preferred Shares”) for the period from July 15, 2023 to October 14, 2023, amounting to $0.4 million.

On November 6, 2023, the Board of Directors of the Company approved a share repurchase program, authorizing the repurchase of up to $5.0 million of the Company’s common shares commencing November 10, 2023 through March 31, 2024.  Shares may be repurchased in open market and/or privately negotiated transactions. The timing, manner and total amount of any share repurchases will be determined by management at its discretion and will depend upon business, economic and market conditions, corporate and regulatory requirements, prevailing share prices, and other considerations. The authorization does not obligate the Company to acquire any specific amount of common shares.

As of November 9, 2023, we had 19,201,009 common shares issued and outstanding.

Liquidity/ Financing/ Cash flow update

Our consolidated cash position (including our restricted cash) increased by $61.0 million, from $42.5 million as of December 31, 2022, to $103.5 million as of September 30, 2023. During the nine-month period ended September 30, 2023, our cash position increased mainly as a result of (i) $49.8 million of net operating cash flows provided, (ii) $3.2 million of net investing cash flows provided, including $125.4 million of net proceeds from the sale of M/T Wonder Bellatrix, M/T Wonder Polaris, M/T Wonder Muscia and M/T Wonder Avior, partly offset by $50.0 million paid to purchase 50,000 Series D Preferred Shares of Castor and payments of $72.2 million mainly related to the acquisition of LPG Dream Terrax, LPG Dream Arrax, LPG Dream Syrax and LPG Dream Vermax, and (iii) $8.0 million of net financing cash flows provided, including $18.7 million cash inflow from the subscription agreement with Pani Corp., for the issuance of 8,500,000 common shares, offset by cash payments of $2.7 million to reimburse Spin-Off expenses incurred by Castor on our behalf, $7.7 million for scheduled principal repayments and early prepayment on our debt due to sale of M/T Wonder Polaris, $0.5 million for the payment of dividends to Toro on our Series A Preferred Shares for the period from March 7, 2023 to July 14, 2023, and a net inflow for increase in former parent company investment amounting to $0.2 million.

As of September 30, 2023, our total debt, gross of unamortized deferred loan fees, was $5.6 million of which $1.3 million is repayable within one year, as compared to $13.3 million of gross total debt as of December 31, 2022.

Recent Business Developments Commentary:

Toro’s investment in Castor through purchase of 50,000 Series D Preferred Shares

On August 7, 2023, the Company agreed to purchase 50,000 Series D Preferred Shares of Castor for aggregate consideration of $50.0 million in cash. Each share has a stated amount of $1,000. Dividends are payable quarterly, subject to Castor’s board of directors’ approval, and the dividend rate of the Series D Preferred Shares is 5.00% per annum, which rate will be multiplied by a factor of 1.3 on the seventh anniversary of the issue date of the Series D Preferred Shares and annually thereafter, subject to a maximum dividend rate of 20% per annum in respect of any quarterly dividend period. On October 16, 2023, we received a dividend from Castor on the Series D Preferred Shares amounting to $0.5 million.

The Series D Preferred Shares are convertible, in whole or in part, at our option, to common shares of Castor from the first anniversary of the issue date of the Series D Preferred Shares at the lower of (i) $0.70 per Common Shares and (ii) the 5 day value weighted average price immediately preceding the conversion. The conversion price of the Series D Preferred Shares is subject to adjustment upon the occurrence of certain events, including the occurrence of splits and combinations (including a reverse stock split) of the common shares of Castor. The minimum conversion price is $0.30 per common share of Castor.

Vessel acquisitions

On April 26, 2023, the Company entered into an agreement to purchase a 2015 Japanese-built 5,000 cbm LPG carrier, the Dream Syrax, from an unaffiliated third party for a purchase price of $17.0 million. The LPG Dream Syrax was delivered to the Company on July 18, 2023.

On April 26, 2023, the Company entered into an agreement to purchase a 2015 Japanese-built 5,000 cbm LPG carrier, the Dream Vermax, from an unaffiliated third party for a purchase price of $17.0 million. The LPG Dream Vermax was delivered to the Company on August 4, 2023.

Sale of vessels

On April 28, 2023, we entered into an agreement with an unaffiliated third party for the sale of the M/T Wonder Avior at a price of $30.1 million. The vessel was delivered to its new owner on July 17, 2023. In connection with this sale, the Company recognized during the third quarter of 2023 a net gain of $17.6 million.

On June 15, 2023, we entered into an agreement with an unaffiliated third party for the sale of the M/T Wonder Musica at a price of $28.0 million. The vessel was delivered to its new owner on July 6, 2023. In connection with this sale, the Company recognized during the third quarter of 2023 a net gain of $16.1 million.

On September 1, 2023, we entered into an agreement with an unaffiliated third party for the sale of the M/T Wonder Formosa at a price of $18.0 million. The vessel is expected to be delivered to its new owner in the fourth quarter of 2023. We expect to record during the fourth quarter of 2023 a net gain on the sale of the M/T Wonder Formosa of approximately $9.0 million, excluding any transaction related costs.

On September 5, 2023, we entered into an agreement with an unaffiliated third party for the sale of the M/T Wonder Vega at a price of $31.5 million. The vessel is expected to be delivered to its new owner in the fourth quarter of 2023. We expect to record during the fourth quarter of 2023 a net gain on the sale of the M/T Wonder Vega of approximately $17.7 million, excluding any transaction related costs.

Fleet Employment Status (as of November 8, 2023) During the three months ended September 30, 2023, we operated on average 7.7 vessels earning a Daily TCE Rate(1) of $13,111 as compared to an average of 8.2 vessels earning a Daily TCE Rate(1) of $31,852 during the same period in 2022. Our employment profile as of November 8, 2023 is presented immediately below.

(1)
Daily TCE Rate is not a recognized measure under U.S. GAAP. Please refer to Appendix B for the definition and reconciliation of this measure to Total vessel revenues, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Aframax / LR2 Tankers
Vessel Name	Type	DWT	Year Built	Country of Construction	Type of Employment	Gross Charter Rate	Estimated Redelivery Date
							Earliest	Latest
Wonder Sirius	Aframax / LR2	115,341	2005	Korea	TC(1), (2) period	$40,000 per day	Nov-23	Jun-24
Wonder Vega(3)	Aframax	106,062	2005	Korea	Tanker Pool(4)	N/A	N/A	N/A

Handysize Tankers
Vessel Name	Type	DWT	Year Built	Country of Construction	Type of Employment	Gross Charter Rate	Estimated Redelivery Date
							Earliest	Latest
Wonder Mimosa	Handysize	36,718	2006	Korea	Tanker Pool(5)	N/A	N/A	N/A
Wonder Formosa(3)	Handysize	36,660	2006	Korea	Tanker Pool(5)	N/A	N/A	N/A
LPG Carriers
	Type	DWT	Year Built	Country of Construction	Type of Employment	Gross Charter Rate	Estimated Redelivery Date
							Earliest	Latest
Dream Terrax	LPG carrier 5,000 cbm	4,743	2020	Japan	TC(1) period	$310,000 per month	Aug-24	Aug-25
Dream Arrax	LPG carrier 5,000 cbm	4,753	2015	Japan	Unfixed	N/A	N/A	N/A
Dream Syrax	LPG carrier 5,000 cbm	5,158	2015	Japan	TC(1) period	$308,500 per month	Feb-24	Feb-24
Dream Vermax	LPG carrier 5,000 cbm	5,155	2015	Japan	TC(1) period	$314,950 per month	Mar-24	Mar-25

(1)	TC stands for time charter.
(2)	The vessel is currently on its way to upcoming dry-docking survey and will be delivered back to the charterers upon the completion of dry-docking survey.
(3)	The vessels are expected to be delivered to their new owners during the fourth quarter of 2023 and classified as held for sale.
(4)
The vessel is currently participating in the V8 Plus Pool, a pool operating Aframax tankers aged 15 years or more that is managed by V8 Plus Management Pte. Ltd., a company in which our Chairman and Chief Executive Officer, Petros Panagiotidis has a minority equity interest.

(5)	The vessel is currently participating in an unaffiliated tanker pool specializing in the employment of Handysize tanker vessels.

Financial Results Overview:

Set forth below are selected financial and operational data of our fleet for each of the three and nine months ended September 30, 2023 and 2022, respectively:

	Three Months Ended		Nine months Ended
(Expressed in U.S. dollars)	September 30, 2023 (unaudited)	September 30, 2022 (unaudited)	September 30,2023 (unaudited)	September 30, 2022 (unaudited)
Total vessel revenues	$10,532,107	$31,250,913	$66,544,790	$73,860,480
Operating income	$33,349,820	$18,716,192	$110,460,830	$26,251,903
Net income and comprehensive income	$35,069,358	$18,187,838	$112,410,345	$24,844,971
EBITDA(1)	$35,402,953	$20,589,976	$116,278,295	$31,686,002
Earnings (basic) per common share	$1.89	$1.92	$6.78	$2.63
Earnings (diluted) per common share	$0.79	$0.51	$2.23	$0.57

(1) EBITDA is not recognized measure under U.S. GAAP. Please refer to Appendix B of this release for the definition and reconciliation of this measure to Net income, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Consolidated Fleet Selected Financial and Operational Data:

Set forth below are selected financial and operational data of our fleet for each of the three and nine months ended September 30, 2023 and 2022, respectively, that we believe are useful in analyzing trends in our results of operations.

	Three Months Ended September 30,		Nine months Ended September 30,
(Expressed in U.S. dollars except for operational data)	2023	2022	2023	2022
Ownership Days (1)(7)	706	750	2,195	2,379
Available Days (2)(7)	662	750	2,097	2,339
Operating Days (3)(7)	605	748	2,024	2,330
Daily TCE Rate (4)	$13,111	$31,852	$30,258	$20,448
Fleet Utilization (5)	91%	100%	97%	100%
Daily vessel operating expenses (6)	$7,589	$6,797	$7,539	$6,686

(1)	Ownership Days are the total number of calendar days in a period during which we owned a vessel.
(2)	Available Days are the Ownership Days in a period less the aggregate number of days our vessels are off-hire due to scheduled repairs, dry-dockings or special or intermediate surveys.
(3)	Operating Days are the Available Days in a period after subtracting unscheduled off-hire and idle days.
(4)
Daily TCE Rate is not a recognized measure under U.S. GAAP. Please refer to Appendix B for the definition and reconciliation of this measure to Total vessel revenues, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

(5)	Fleet Utilization is calculated by dividing the Operating Days during a period by the number of Available Days during that period.
(6)	Daily vessel operating expenses are calculated by dividing vessel operating expenses for the relevant period by the Ownership Days for such period.
(7)	Our definitions of Ownership Days, Available Days, Operating Days, Fleet Utilization may not be comparable to those reported by other companies.

APPENDIX A

TORO CORP.

Unaudited Interim Condensed Consolidated Statements of Comprehensive Income

(Expressed in U.S. Dollars—except for number of share data)

(In U.S. dollars except for number of share data)	Three Months Ended September 30,		Nine months Ended September 30,
	2023	2022	2023	2022
REVENUES
Time charter revenues	2,828,793	7,145,589	8,348,081	11,981,904
Voyage charter revenues	2,705,246	16,335,273	3,094,365	45,927,552
Pool revenues	4,998,068	7,770,051	55,102,344	15,951,024
Total vessel revenues	$10,532,107	$31,250,913	$66,544,790	$73,860,480

EXPENSES
Voyage expenses (including commissions to related party)	(1,852,658)	(7,362,132)	(3,094,774)	(26,031,974)
Vessel operating expenses	(5,357,818)	(5,097,684)	(16,548,113)	(15,905,448)
General and administrative expenses (including related party fees)	(1,230,759)	(696,980)	(3,072,345)	(1,337,136)
Management fees - related parties	(788,601)	(731,250)	(2,446,101)	(2,115,900)
Depreciation and amortization	(1,673,722)	(1,869,306)	(5,459,406)	(5,440,750)
Recovery of provision for doubtful accounts	—	—	266,732	—
Gain on sale of vessels	33,721,271	3,222,631	74,270,047	3,222,631
Operating income	$33,349,820	$18,716,192	$110,460,830	$26,251,903
Interest and finance costs, net (including related party interest costs) (1)	1,373,791	(215,501)	1,915,745	(602,474)
Other expenses, net	(2,533)	4,478	(23,885)	(6,651)
Dividend income from related party	381,944	—	381,944	—
Income taxes	(33,664)	(317,331)	(324,289)	(797,807)

Net income and comprehensive income, net of taxes	$35,069,358	$18,187,838	$112,410,345	$24,844,971
Dividend on Series A Preferred Shares	(357,778)	—	(808,889)	—
Deemed dividend on Series A Preferred Shares	(745,637)	—	(1,676,671)	—
Net income attributable to common shareholders	$33,965,943	$18,187,838	$109,924,785	$24,844,971

Earnings per common share, basic	$1.89	$1.92	$6.78	$2.63

Earnings per common share, diluted	$0.79	$0.51	$2.23	$0.57
Weighted average number of common shares outstanding, basic:	17,961,009	9,461,009	16,203,797	9,461,009
Weighted average number of common shares outstanding, diluted:	44,302,224	44,301,161	50,452,246	43,709,458

(1)	Includes interest and finance costs and interest income, if any.

TORO CORP.
Unaudited Condensed Consolidated Balance Sheets
(Expressed in U.S. Dollars—except for number of share data)

	September 30, 2023	December 31, 2022
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$103,129,350	$41,779,594
Due from related parties	4,771,754	558,327
Assets held for sale	22,976,704	—
Other current assets	7,017,419	12,425,386
Total current assets	137,895,227	54,763,307

NON-CURRENT ASSETS:
Vessels, net	89,890,996	92,486,178
Restricted cash	350,000	700,000
Due from related parties	2,044,317	1,708,474
Investment in related party	50,381,944	—
Other non-currents assets	623,455	7,821,144
Total non-current assets	143,290,712	102,715,796
Total assets	281,185,939	157,479,103

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt, net	1,308,103	2,606,302
Due to related parties	307,222	—
Other current liabilities	7,051,012	3,912,749
Total current liabilities	8,666,337	6,519,051
NON-CURRENT LIABILITIES:
Long-term debt, net	4,231,463	10,463,172
Total non-current liabilities	4,231,463	10,463,172
Total liabilities	12,897,800	16,982,223

MEZZANINE EQUITY:
1.00% Series A fixed rate cumulative perpetual convertible preferred shares: 0 and 140,000 shares issued and outstanding as of December 31, 2022, and September 30, 2023, respectively, aggregate liquidation preference of $0 and $140,000,000 as of December 31, 2022 and September 30, 2023, respectively.	118,848,806	—
Total mezzanine equity	118,848,806	—

SHAREHOLDERS’ EQUITY:
Former Net Parent Company investment	—	140,496,912
Common shares, $0.001 par value; 1,000 and 3,900,000,000 shares authorized; 1,000 and 19,201,009 shares issued; 1,000 and 19,201,009 shares outstanding as of December 31, 2022, and September 30, 2023 respectively.	19,201	1
Preferred shares, $0.001 par value: 0 and 100,000,000 shares authorized; Series B preferred shares: 0 and 40,000 shares issued and outstanding as of December 31,2022 and September 30, 2023 respectively.	40	—
Additional paid-in capital	56,834,671	—
Due from stockholder	—	(1)
Retained Earnings/ (Accumulated deficit)	92,585,421	(32)
Total shareholders’ equity	149,439,333	140,496,880
Total liabilities, mezzanine equity and shareholders’ equity	$281,185,939	$157,479,103

TORO CORP.
Unaudited Interim Condensed Consolidated Statements of Cash Flows

(Expressed in U.S. Dollars)	Nine months Ended September 30,
	2023	2022
Cash Flows (used in)/provided by Operating Activities :
Net income	$112,410,345	$24,844,971
Adjustments to reconcile net income to net cash (used in)/provided by Operating activities:
Depreciation and amortization	5,459,406	5,440,750
Amortization of deferred finance charges	126,491	92,117
Gain on sale of vessels	(74,270,047)	(3,222,631)
Stock based compensation cost	40,190	—
Changes in operating assets and liabilities:
Accounts receivable trade, net	5,664,047	(5,877,838)
Inventories	34,562	(1,327,892)
Due from/to related parties	(4,931,213)	(7,331,215)
Prepaid expenses and other assets	4,392,290	(1,247,888)
Other deferred charges	(4,657)	(171,914)
Accounts payable	2,190,358	2,915,885
Accrued liabilities	808,695	1,629,030
Deferred revenue	310,000	(540,623)
Dry-dock costs paid	(2,477,536)	(1,068,375)
Net Cash provided by Operating Activities	49,752,931	14,134,377

Cash flow (used in)/provided by Investing Activities:
Vessel acquisitions and other vessel improvements	(72,149,308)	(784,028)
Investment in related party	(50,000,000)	—
Net Proceeds from sale of vessel	125,389,588	12,641,284
Net cash provided by Investing Activities	3,240,280	11,857,256

Cash flows (used in)/provided by Financing Activities:
Net increase/ (decrease) in Former Parent Company Investment	211,982	(216,887)
Issuance of Series B preferred shares	40	—
Issuance of common shares pursuant to private placement	18,647,236	—
Payment of Dividend on Series A Preferred Shares	(501,667)	—
Repayment of long-term debt	(7,656,400)	(2,375,000)
Payments related to Spin-Off	(2,694,646)	—
Net cash provided by / (used in) Financing Activities	8,006,545	(2,591,887)

Net increase in cash, cash equivalents, and restricted cash	60,999,756	23,399,746
Cash, cash equivalents and restricted cash at the beginning of the period	42,479,594	5,663,411
Cash, cash equivalents and restricted cash at the end of the period	$103,479,350	$29,063,157

APPENDIX B

Non-GAAP Financial Information

Daily Time Charter (“TCE”) Rate. The Daily Time Charter Equivalent Rate (“Daily TCE Rate”), is a measure of the average daily revenue performance of a vessel. The Daily TCE Rate is not a measure of financial performance under U.S. GAAP (i.e., it is a non-GAAP measure) and should not be considered as an alternative to any measure of financial performance presented in accordance with U.S. GAAP. We calculate Daily TCE Rate by dividing total revenues (time charter and/or voyage charter revenues, and/or pool revenues, net of charterers’ commissions), less voyage expenses, by the number of Available Days during that period. Under a time charter, the charterer pays substantially all the vessel voyage related expenses. However, we may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time or other charter, during periods of commercial waiting time or while off-hire during dry-docking or due to other unforeseen circumstances. Under voyage charters, the majority of voyage expenses are generally borne by us whereas for vessels in a pool, such expenses are borne by the pool operator. The Daily TCE Rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a company’s performance and, management believes that the Daily TCE Rate provides meaningful information to our investors since it compares daily net earnings generated by our vessels irrespective of the mix of charter types (e.g., time charter, voyage charter, pools or other) under which our vessels are employed between the periods while it further assists our management in making decisions regarding the deployment and use of our vessels and in evaluating our financial performance. Our calculation of the Daily TCE Rates may be different from and may not be comparable to that reported by other companies.

The following table reconciles the calculation of the Daily TCE Rate for our fleet  to Total vessel revenues, the most directly comparable U.S. GAAP financial measure,  for the periods presented (amounts in U.S. dollars, except for Available Days):

	Three Months Ended September 30,		Nine months Ended September 30,
(In U.S. dollars, except for Available Days)	2023	2022	2023	2022
Total vessel revenues	$10,532,107	$31,250,913	$66,544,790	$73,860,480
Voyage expenses -including commissions from related party	(1,852,658)	(7,362,132)	(3,094,774)	(26,031,974)
TCE revenues	$8,679,449	$23,888,781	$63,450,016	$47,828,506
Available Days	662	750	2,097	2,339
Daily TCE Rate	$13,111	$31,852	$30,258	$20,448

EBITDA. EBITDA is not a measure of financial performance under U.S. GAAP, does not represent and should not be considered as an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance presented in accordance with U.S. GAAP. We define EBITDA as earnings before interest and finance costs (if any), net of interest income, taxes (when incurred), depreciation and amortization of deferred dry-docking costs. EBITDA is used as a supplemental financial measure by management and external users of financial statements to assess our operating performance. We believe that EBITDA assists our management by providing useful information that increases the comparability of our operating performance from period to period and against the operating performance of other companies in our industry that provide EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, depreciation and amortization and taxes, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. We believe that including EBITDA as a measure of operating performance benefits investors in (a) selecting between investing in us and other investment alternatives and (b) monitoring our ongoing financial and operational strength. EBITDA as presented below may be different from and may not be comparable to similarly titled measures of other companies. The following table reconciles EBITDA to Net Income, the most directly comparable U.S. GAAP financial measure, for the periods presented:

Reconciliation of EBITDA to Net Income

	Three Months Ended September 30,		Nine months Ended September 30,
(In U.S. dollars)	2023	2022	2023	2022
Net Income	$35,069,358	$18,187,838	$112,410,345	$24,844,971
Depreciation and amortization	1,673,722	1,869,306	5,459,406	5,440,750
Interest and finance costs, net (1)	(1,373,791)	215,501	(1,915,745)	602,474
US source income taxes	33,664	317,331	324,289	797,807
EBITDA	$35,402,953	$20,589,976	$116,278,295	$31,686,002

(1)	Includes interest and finance costs and interest income, if any.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance (including the expected deliveries of vessels to or from us), and underlying assumptions and other statements, which are other than statements of historical facts. We are including this cautionary statement in connection with this safe harbor legislation. The words “believe”, “anticipate”, “intend”, “estimate”, “forecast”, “project”, “plan”, “potential”, “will”, “may”, “should”, “expect”, “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these forward-looking statements, including these expectations, beliefs or projections. In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward‐looking statements include our ability to realize the expected benefits of vessel acquisitions and the effect of any change in our fleet’s size, the effects of the Spin-Off, our business strategy, shipping markets conditions and trends,  our relationships with our current and future service providers and customers, our ability to borrow under existing or future debt agreements or to refinance our debt on favorable terms and our ability to comply with the covenants contained therein, our continued ability to enter into time charters, voyage charters or pool arrangements with existing and new customers and pool operators and to re-charter our vessels upon the expiry of the existing charters, changes in our operating and capitalized expenses, our ability to fund future capital expenditures and investments in the acquisition and refurbishment of our vessels, instances of off-hire, future sales of our securities in the public market and our ability to maintain compliance with applicable listing standards, volatility in our share price, potential conflicts of interest involving members of our board of directors, senior management and certain of our service providers that are related parties, general domestic and international political conditions or events (including armed conflicts such as the war in Ukraine and the Israel-Hamas conflict, “trade wars”, global public health threats and major outbreaks of disease), changes in seaborne and other transportation, changes in governmental rules and regulations or actions taken by regulatory authorities, the impact of adverse weather and natural disasters, accidents or the occurrence of other events related to the operational risks associated with transporting crude oil and/or refined petroleum products and any other factors described in our filings with the SEC.

The information set forth herein speaks only as of the date hereof, and we disclaim any intention or obligation to update any forward‐looking statements as a result of developments occurring after the date of this communication, except to the extent required by applicable law. New factors emerge from time to time, and it is not possible for us to predict all or any of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. Please see our filings with the SEC for a more complete discussion of these foregoing and other risks and uncertainties. These factors and the other risk factors described in this press release are not necessarily all of the important factors that could cause actual results or developments to differ materially from those expressed in any of our forward-looking statements. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements.

CONTACT DETAILS
For further information please contact:

Petros Panagiotidis
Toro Corp.
Email: info@torocorp.com